UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
December 13, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

Metso to supply fine paper machine to MCC Paper Yinhe in China
(Helsinki, Finland, December 13, 2007) — Metso Corporation (OTC trading: MXCYY; OMXH: MEO1V)
Metso Paper will supply an uncoated fine paper machine to MCC Paper Yinhe Co., Ltd. in Linqing city of Shandong Province, China. The start-up of the production is scheduled for the third quarter of 2009. The value of the order is not disclosed. The market value of these types of fine paper production machines is approximately EUR 50 million, depending on the scope of delivery.
Metso’s delivery will include a complete paper machine from headbox to reel, with related air systems. The paper machine, which will have a wire width of 5.8 m and a design speed of 1,400 m/min, will produce around 200,000 tonnes of uncoated fine papers annually.
Metso’s local units in China will participate in the delivery. Metso Automation will supply a wide automation package, which includes solutions for process, machine and quality controls, runnability and condition monitoring, web inspection and web break camera systems as well as analysers.
MCC Paper Yinhe is a state-owned company operating two mills in Linqing city with around 6,000 employees. The company was originally founded 1958 and joined MCC in August 2007. MCC (China Metallurgical Group Corporation) is one of the largest equipment manufacturers in China with revenues of over RMB 18 billion in 2006.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Hannu T Pietilä, Vice President, Sales, Paper and Board business line, Metso Paper, tel. +358 40 503 4085
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

SIGNATURES

SIGNATURES
Date December 13, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation